Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)
The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion: Dated May 7, 2026

Pricing Supplement dated May __, 2026 to the Prospectus dated December 20, 2023, the Prospectus Supplement dated December 20, 2023, the Index Supplement SOL-1 dated June 6, 2024 and the Product Supplement No. 1B dated July 22, 2025

$ Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index, Due May 19, 2031 Royal Bank of Canada

Royal Bank of Canada is offering Capped Enhanced Return Barrier Notes (the “Notes”) linked to the performance of the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index (the “Underlier”).

•	Capped Enhanced Return Potential — If the Final Underlier Value is greater than the Initial Underlier Value, at maturity, investors will receive a return equal to 300% of the Underlier Return, subject to the Maximum Return of 83.25%.
•	Contingent Return of Principal at Maturity — If the Final Underlier Value is less than or equal to the Initial Underlier Value, but is greater than or equal to the Barrier Value (75% of the Initial Underlier Value), at maturity, investors will receive the principal amount of their Notes. If the Final Underlier Value is less than the Barrier Value, at maturity, investors will lose 1% of the principal amount of their Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value.
•	The Notes do not pay interest.
•	Any payments on the Notes are subject to our credit risk.
•	The Notes will not be listed on any securities exchange.

CUSIP: 78017UYW4

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-6 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement, index supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The Notes are not bail-inable notes and are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	3.625%	$
Proceeds to Royal Bank of Canada	96.375%	$

(1) We or one of our affiliates may pay varying selling concessions of up to $36.25 per $1,000 principal amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $963.75 and $1,000.00 per $1,000 principal amount of Notes. In addition, we or one of our affiliates may pay a broker-dealer that is not affiliated with us a referral fee of up to $7.50 per $1,000 principal amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $885.00 and $935.00 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. The final pricing supplement relating to the Notes will set forth the initial estimated value. The market value of the Notes at any time will reflect many factors, cannot be predicted with accuracy and may be less than this amount. We describe the determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

KEY TERMS

The information in this “Key Terms” section is qualified by any more detailed information set forth in this pricing supplement and in the accompanying prospectus, prospectus supplement, index supplement and product supplement.

Issuer:	Royal Bank of Canada
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Underlier:	The Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index. The Underlier reflects the deduction of an adjustment factor of 2.0% per annum (the “Adjustment Factor”), calculated daily and deducted on each index calculation day.
	Bloomberg Ticker	Initial Underlier Value(1)	Barrier Value(2)
SOLUSEIA
(1) The closing value of the Underlier on the Trade Date
(2) 75% of the Initial Underlier Value (rounded to two decimal places)
Trade Date:	May 14, 2026
Issue Date:	May 19, 2026
Valuation Date:*	May 14, 2031
Maturity Date:*	May 19, 2031
Payment at Maturity:

Investors will receive on the Maturity Date per $1,000 principal amount of Notes:

•     If the Final Underlier Value is greater than the Initial Underlier Value, an amount equal to:

$1,000 + ($1,000 × the lesser of (a) Underlier Return × Participation Rate and (b) Maximum Return)

•     If the Final Underlier Value is less than or equal to the Initial Underlier Value, but is greater than or equal to the Barrier Value: $1,000

•     If the Final Underlier Value is less than the Barrier Value, an amount equal to:

$1,000 + ($1,000 × Underlier Return)

If the Final Underlier Value is less than the Barrier Value, you will lose a substantial portion or all of your principal amount at maturity. All payments on the Notes are subject to our credit risk.

Participation Rate:	300% (subject to the Maximum Return)
Maximum Return:	83.25%. Accordingly, the maximum payment at maturity will be $1,832.50 per $1,000 principal amount of Notes.
Underlier Return:	The Underlier Return, expressed as a percentage, is calculated using the following formula: Final Underlier Value – Initial Underlier Value Initial Underlier Value
Final Underlier Value:	The closing value of the Underlier on the Valuation Date
Calculation Agent:	RBCCM

* Subject to postponement. See “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

P-2	RBC Capital Markets, LLC

Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part, the index supplement SOL-1 dated June 6, 2024 and the product supplement no. 1B dated July 22, 2025. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Index Supplement SOL-1 dated June 6, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000114036124029164/ef20030754_424b2.htm

•	Product Supplement No. 1B dated July 22, 2025:

https://www.sec.gov/Archives/edgar/data/1000275/000095010325009131/dp231901_424b2-opsn1b.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

P-3	RBC Capital Markets, LLC

Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

HYPOTHETICAL RETURNS

The table and examples set forth below illustrate hypothetical payments at maturity for hypothetical performance of the Underlier, based on the Barrier Value of 75% of the Initial Underlier Value, the Participation Rate of 300% and the Maximum Return of 83.25%. The table and examples are only for illustrative purposes and may not show the actual return applicable to investors.

Hypothetical Underlier Return	Payment at Maturity per $1,000 Principal Amount of Notes	Payment at Maturity as Percentage of Principal Amount
50.00%	$1,832.50	183.250%
40.00%	$1,832.50	183.250%
30.00%	$1,832.50	183.250%
27.75%	$1,832.50	183.250%
20.00%	$1,600.00	160.000%
10.00%	$1,300.00	130.000%
5.00%	$1,150.00	115.000%
2.00%	$1,060.00	106.000%
0.00%	$1,000.00	100.000%
-5.00%	$1,000.00	100.000%
-10.00%	$1,000.00	100.000%
-20.00%	$1,000.00	100.000%
-25.00%	$1,000.00	100.000%
-25.01%	$749.90	74.990%
-30.00%	$700.00	70.000%
-40.00%	$600.00	60.000%
-50.00%	$500.00	50.000%
-60.00%	$400.00	40.000%
-70.00%	$300.00	30.000%
-80.00%	$200.00	20.000%
-90.00%	$100.00	10.000%
-100.00%	$0.00	0.000%

Example 1 —	The value of the Underlier increases from the Initial Underlier Value to the Final Underlier Value by 2%.
	Underlier Return:	2%
	Payment at Maturity:	$1,000 + ($1,000 × the lesser of (a) 2% × 300% and (b) 83.25%) = $1,000 + ($1,000 × the lesser of (a) 6% and (b) 83.25%) = $1,000 + ($1,000 × 6%) = $1,000 + $60 = $1,060

In this example, the payment at maturity is $1,060 per $1,000 principal amount of Notes, for a return of 6%.

Because the Final Underlier Value is greater than the Initial Underlier Value, investors receive a return equal to 300% of the Underlier Return, subject to the Maximum Return of 83.25%.

P-4	RBC Capital Markets, LLC

Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

Example 2 —	The value of the Underlier increases from the Initial Underlier Value to the Final Underlier Value by 40%, resulting in a return equal to the Maximum Return.
	Underlier Return:	40%
	Payment at Maturity:	$1,000 + ($1,000 × the lesser of (a) 40% × 300% and (b) 83.25%) = $1,000 + ($1,000 × the lesser of (a) 120% and (b) 83.25%) = $1,000 + ($1,000 × 83.25%) = $1,000 + $832.50 = $1,832.50

In this example, the payment at maturity is $1,832.50 per $1,000 principal amount of Notes, for a return of 83.25%, which is the Maximum Return.

This example illustrates that investors will not receive a return at maturity in excess of the Maximum Return. Accordingly, the return on the Notes may be less than the return of the Underlier.

Example 3 —	The value of the Underlier decreases from the Initial Underlier Value to the Final Underlier Value by 10% (i.e., the Final Underlier Value is below the Initial Underlier Value but above the Barrier Value).
	Underlier Return:	-10%
	Payment at Maturity:	$1,000

In this example, the payment at maturity is $1,000 per $1,000 principal amount of Notes, for a return of 0%.

Because the Final Underlier Value is greater than the Barrier Value, investors receive a full return of the principal amount of their Notes.

Example 4 —	The value of the Underlier decreases from the Initial Underlier Value to the Final Underlier Value by 50% (i.e., the Final Underlier Value is below the Barrier Value).
	Underlier Return:	-50%
	Payment at Maturity:	$1,000 + ($1,000 × -50%) = $1,000 – $500 = $500

In this example, the payment at maturity is $500 per $1,000 principal amount of Notes, representing a loss of 50% of the principal amount.

Because the Final Underlier Value is less than the Barrier Value, investors do not receive a full return of the principal amount of their Notes.

Investors in the Notes could lose a substantial portion or all of the principal amount of their Notes at maturity.

P-5	RBC Capital Markets, LLC

Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement, index supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Terms and Structure of the Notes

•	You May Lose a Portion or All of the Principal Amount at Maturity — If the Final Underlier Value is less than the Barrier Value, you will lose 1% of the principal amount of your Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value. You could lose a substantial portion or all of your principal amount at maturity.
•	Your Potential Return at Maturity Is Limited — Your return on the Notes will not exceed the Maximum Return, regardless of any appreciation in the value of the Underlier, which may be significant. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Underlier.
•	The Notes Do Not Pay Interest, and Your Return on the Notes May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest-bearing debt securities.
•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.
•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Underlier on the Dates Specified — Any payment on the Notes will be determined based on the closing values of the Underlier on the dates specified. You will not benefit from any more favorable value of the Underlier determined at any other time.
•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and significant aspects of the tax treatment of the Notes are uncertain. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.

Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so and, if they choose to do so, may stop any market-making activities at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBCCM or any of our other affiliates is willing to buy the Notes. Even if a secondary market for the Notes develops, it may not provide enough liquidity to allow you to easily trade or sell the Notes. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask
P-6	RBC Capital Markets, LLC

Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

prices for your Notes in any secondary market could be substantial. If you sell your Notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer significant losses. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price — The initial estimated value of the Notes will be less than the public offering price of the Notes and does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the value of the Underlier, the internal funding rate we pay to issue securities of this kind (which is lower than the rate at which we borrow funds by issuing conventional fixed rate debt) and the inclusion in the public offering price of the underwriting discount, the referral fee, our estimated profit and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, the referral fee, our estimated profit or the hedging costs relating to the Notes. In addition, any price at which you may sell the Notes is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on a secondary market rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary market price will be less than if the internal funding rate were used.
•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to dividends, interest rates and volatility and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

Risks Relating to Conflicts of Interest and Our Trading Activities

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest — You should make your own independent investigation of the merits of investing in the Notes. Our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes due to our and our affiliates’ business and trading activities, and we and our affiliates have no obligation to consider your interests in taking any actions that might affect the value of the Notes. Trading by us and our affiliates may adversely affect the value of the Underlier and the market value of the Notes. See “Risk Factors—Risks Relating to Conflicts of Interest” in the accompanying product supplement.
•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest — As Calculation Agent, our affiliate, RBCCM, will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, the Calculation Agent may be required to make discretionary judgments, including those described under “—Risks Relating to the Underlier” below. In making these discretionary judgments, the economic interests of the Calculation Agent are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any determinations with respect to the Notes.
•	RBCCM Coordinated with the Index Sponsor in the Development of the Underlier and the Underlying Index — Our affiliate, RBCCM, coordinated with Solactive AG. (the “Index Sponsor”) in the development of the Underlier and the
P-7	RBC Capital Markets, LLC

Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

Underlying Index (as defined below). RBCCM had no obligation to consider your interests as an investor in the Notes in connection with that role. The inclusion of the securities in the Underlying Index is not an investment recommendation by us or RBCCM of those securities or indicative of any view that we or RBCCM have regarding those securities.

Risks Relating to the Underlier

•	You Will Not Have Any Rights to the Securities Included in the Underlying Index — As an investor in the Notes, you will not have voting rights or any other rights with respect to the securities included in the Underlying Index.
•	The Underlier Has a Limited Operating History and May Perform in Unanticipated Ways — The Underlier was launched on November 16, 2023 (the “launch date”). As a result, the Underlier has a very limited operating history. Because the Underlier is of recent origin and limited actual historical performance data exists with respect to it, your investment in the Notes may involve a greater risk than investing in securities linked to an index with a more established record of performance.

The hypothetical back-tested performance data of the Underlier provided in this pricing supplement refers to simulated performance data created by applying the Underlier’s calculation methodology to historical prices of the applicable equity securities. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight. Hypothetical back-tested results are neither an indicator nor a guarantee of future results.

•	The Underlier Is Subject to an Adjustment Factor That Will Adversely Affect the Underlier Performance — The Underlier includes an Adjustment Factor of 2.0% per annum, calculated daily and deducted on each index calculation day. The level of the Underlier tracks the performance of the Underlying Index, which is an equal-weighted index, calculated on a gross total return basis, comprised of a fixed set of 10 equity securities from the U.S. stock market (the “Underlying Index Constituents”). The Underlier will underperform the Underlying Index in all cases and the level of the Underlier may decline even if the level of the Underlying Index increases.
•	Any Potential Benefit From the Gross Total Return Feature of the Underlying Index Will Be Reduced by the Adjustment Factor Applied to the Underlier — The Underlier is comprised exclusively of the Underlying Index. Although the Underlying Index is a gross total return index, which means that dividends paid on the Underlying Index Constituents are reinvested in the Underlying Index, the Adjustment Factor will reduce any positive benefit from dividends paid on the Underlying Index Constituents. This fee will accrue daily and will be deducted on each index calculation day, regardless of whether any dividends are paid on the Underlying Index Constituents.
•	There Is No Guarantee That the Index Methodology of the Underlier or the Underlying Index Will Be Successful — The Underlying Index is composed of equity securities based on a specific investment theme. There can be no assurance that companies related to that investment theme will experience positive performance. Even if companies related to the investment theme generally experience positive performance, there is no guarantee that the Underlying Index will perform as well as any other indices or strategies that attempt to achieve a similar goal using other criteria. The Underlying Index Constituents may underperform other securities of its targeted theme. Accordingly, the investment strategy represented by the Underlying Index, and therefore the Underlier may not be successful, and your investment in the Notes may not earn a positive return or you may suffer a loss.
•	The Underlier May Not Meet Your Expectations Concerning Exposure to Artificial Intelligence Sector — There is no assurance that any of the Underlying Index Constituents will provide exposure, or provide sufficient exposure, to artificial intelligence or that the Underlier meets your expectations concerning exposure to artificial intelligence or any criteria or guidelines with which you wish to or are required to comply. There is no generally accepted definition, or market consensus, of what constitutes exposure to artificial intelligence, and a variety of activities by a company may be considered exposure to artificial intelligence, including, but not limited to, developing artificial intelligence models or technologies, developing, making or selling materials or technologies used for the deployment of artificial intelligence, developing, making or selling products or services that use artificial intelligence or otherwise using artificial intelligence in the conduct of its business. Although what constitutes exposure to artificial intelligence may change over time, the Underlier and the Underlying Index will not be adjusted to reflect any such change. You should undertake your own
P-8	RBC Capital Markets, LLC

Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

investigation into each Underlying Index Constituent, its issuer, the Underlying Index and the Underlier, and you should make your own determination as to whether they meet your expectations regarding exposure to artificial intelligence.

•	The Underlying Index Constituents Are Not Expected to Change During the Term of the Notes, and Are Limited in Number — Unlike the constituents of many equity indices, the Underlying Index Constituents are not expected to change over the term of the Notes, unless certain types of reorganization events occur, such as if an Underlying Index Constituent is merged into another company. Accordingly, you should only invest in the Notes if you are willing to make an investment linked to the current Underlying Index Constituents.
•	Dividends and Distributions of the Underlying Index Constituents May Vary When Compared to Historical Levels — Historical levels of dividends and distributions paid in respect of the Underlying Index Constituents are not indicative of future payments, which payments are uncertain and depend upon various factors, including, without limitation, the financial position, earnings ratio and cash requirements of the applicable issuer and the state of financial markets in general. It is not possible to predict if dividends or distributions paid in respect of the Underlying Index Constituents will increase, decrease or remain the same over the term of the Notes.
•	The Underlying Index Constituents Are Concentrated in the Technology Sector — The Underlying Index Constituents are issued by companies whose primary line of business is directly associated with the technology sector. As a result, the value of the Notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers. The value of stocks of technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel.
•	The Notes Are Subject to Risks Relating to Non-U.S. Securities — Because one of the equity securities composing the Underlying Index is issued by a non-U.S. issuer, an investment in the Notes involves risks associated with the home country of that issuer. The prices of securities of non-U.S. companies may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
•	We May Accelerate the Notes If a Change-in-Law Event Occurs — Upon the occurrence of legal or regulatory changes that may, among other things, prohibit or otherwise materially restrict persons from holding the Notes or the Underlier, or engaging in transactions in them, the Calculation Agent may determine that a change-in-law-event has occurred and accelerate the Maturity Date for a payment determined by the Calculation Agent in its sole discretion. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly, by the occurrence of such legal or regulatory changes. See “General Terms of the Notes—Change-in-Law Events” in the accompanying product supplement.
•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event — The timing and amount of any payment on the Notes is subject to adjustment upon the occurrence of a market disruption event affecting the Underlier. If a market disruption event persists for a sustained period, the Calculation Agent may make a determination of the closing value of the Underlier. See “General Terms of the Notes—Indices—Market Disruption Events for an Equity Index,” “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.
•	Adjustments to the Underlier or the Underlying Index Could Adversely Affect Any Payments on the Notes —The sponsor of the Underlying Index may add, delete, substitute or adjust the securities composing the Underlying Index or make other methodological changes to the Underlying Index that could affect its performance. The Calculation
P-9	RBC Capital Markets, LLC

Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

Agent will calculate the value to be used as the closing value of the Underlier in the event of certain material changes in, or modifications to, the Underlier. In addition, the sponsor of the Underlier may also discontinue or suspend calculation or publication of the Underlier at any time. Under these circumstances, the Calculation Agent may select a successor index that the Calculation Agent determines to be comparable to the Underlier or, if no successor index is available, the Calculation Agent will determine the value to be used as the closing value of the Underlier. Any of these actions could adversely affect the value of the Underlier and, consequently, the value of the Notes. See “General Terms of the Notes—Indices—Discontinuation of, or Adjustments to, an Index” in the accompanying product supplement.

P-10	RBC Capital Markets, LLC

Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

INFORMATION REGARDING THE UNDERLIER

The Underlier is designed to measure the performance of the Solactive Equal Weight U.S. Autonomous Economy AI Select GTR Index (the “Underlying Index”), less an Adjustment Factor of 2.0% per annum, calculated daily and deducted on each index calculation day. The Underlying Index is an equal-weighted equity index, rebalanced on a quarterly basis, consisting of a fixed set of 10 equity securities from the U.S. stock market and is intended to represent an “autonomous economy AI” investment theme. The Underlying Index is calculated on a gross total return basis, which means that dividends paid on the constituents of the Underlying Index are reinvested in the Underlying Index. Although the Underlying Index is a gross total return index, the Adjustment Factor will counteract some or all of the positive benefit of dividends paid on the Underlying Index Constituents.

The Underlying Index is currently composed of the 10 equity securities listed below:

Security Issuer	Security Type	Exchange Symbol	Exchange	Target Weighting
Microsoft Corporation	common stock	MSFT	Nasdaq Stock Market	1/10
NVIDIA Corporation	common stock	NVDA	Nasdaq Stock Market	1/10
Amazon.com, Inc.	common stock	AMZN	Nasdaq Stock Market	1/10
Alphabet, Inc.	Class A common stock	GOOGL	Nasdaq Stock Market	1/10
QUALCOMM Incorporated	common stock	QCOM	Nasdaq Stock Market	1/10
Tesla, Inc.	common stock	TSLA	Nasdaq Stock Market	1/10
General Motors Company	common stock	GM	New York Stock Exchange	1/10
Medtronic plc	common stock	MDT	New York Stock Exchange	1/10
Intuitive Surgical, Inc.	common stock	ISRG	Nasdaq Stock Market	1/10
Lam Research Corporation	common stock	LRCX	Nasdaq Stock Market	1/10

For more information about the Underlier and the Underlying Index, see “The Indices—The Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index” in the accompanying index supplement.

P-11	RBC Capital Markets, LLC

Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

Hypothetical Back-Tested and Historical Information

The following graph sets forth hypothetical back-tested and historical closing values of the Underlier for the period from January 1, 2016 to May 5, 2026. The Underlier was launched on November 16, 2023. Accordingly, all closing values for periods prior to the launch date are based on hypothetical back-tested information, utilizing the same methodology as is currently in place for the Underlier. The hypothetical back-tested performance of the Underlier is based on criteria that have been applied retroactively with the benefit of hindsight; these criteria cannot account for all financial risk that may affect the actual performance of the Underlier in the future. The future performance of the Underlier may vary significantly from the hypothetical back-tested and historical performance illustrated in the graph below.

The red line represents a hypothetical Barrier Value based on the closing value of the Underlier on May 5, 2026. We obtained the information in the graph from Bloomberg Financial Markets, without independent investigation. We cannot give you assurance that the performance of the Underlier will result in the return of all of your initial investment.

Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-12	RBC Capital Markets, LLC

Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Generally, this discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to the Underlier. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a Note.

In the opinion of our counsel, which is based on current market conditions, it is reasonable to treat the Notes for U.S. federal income tax purposes as prepaid financial contracts that are “open transactions,” as described in the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Financial Contracts that are Open Transactions” in the accompanying product supplement. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. Moreover, because this treatment of the Notes and our counsel’s opinion are based on market conditions as of the date of this preliminary pricing supplement, each is subject to confirmation on the Trade Date. A different tax treatment could be adverse to you. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your Notes (including upon maturity or an earlier redemption, if applicable) and (ii) the gain or loss on your Notes should be treated as short-term capital gain or loss unless you have held the Notes for more than one year, in which case your gain or loss should be treated as long-term capital gain or loss.

We do not plan to request a ruling from the IRS regarding the treatment of the Notes. An alternative characterization of the Notes could materially and adversely affect the tax consequences of ownership and disposition of the Notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Non-U.S. Holders. As discussed under “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, we expect that Section 871(m) will not apply to the Notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. If necessary, further information regarding the potential application of Section 871(m) will be provided in the final pricing supplement for the Notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

P-13	RBC Capital Markets, LLC

Capped Enhanced Return Barrier Notes Linked to the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The Notes are offered initially to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this pricing supplement. We or one of our affiliates may pay the underwriting discount and may pay a broker-dealer that is not affiliated with us a referral fee, in each case as set forth on the cover page of this pricing supplement.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based on the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately twelve months after the Issue Date, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, the referral fee or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of the underwriting discount, the referral fee and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

STRUCTURING THE NOTES

The Notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under structured notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. The lower internal funding rate, the underwriting discount, the referral fee and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes being less than their public offering price. Unlike the initial estimated value, any value of the Notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, volatility and the tenor of the Notes. The economic terms of the Notes and the initial estimated value depend in part on the terms of these hedging arrangements.

See “Selected Risk Considerations—Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes—The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price” above.

P-14	RBC Capital Markets, LLC